FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 22, 2014

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces second quarter results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 22, 2014

2

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 22, 2014 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the second quarter ended June 30, 2014.

Revenues from fixed income real estate totaled $3.6 million for the quarter ended June 30, 2014, compared to revenues of $3.4 million for the second quarter of 2013.

Net Income attributable to Optibase Ltd shareholders for the quarter ended June 30, 2014 was $159,000 or $0.03 per basic and diluted share, compared to a net income of $619,000 or $0.16 per basic and diluted share for the second quarter of 2013.

For the six months ended June 30, 2014, net income was $373,000 or $0.07 per basic and diluted share, compared to a net income of $898,000 or $0.23 per basic and diluted share for the six months ended June 30, 2013.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares and 3.8 million basic and diluted shares, respectively.

As of June 30, 2014, we had cash, cash equivalents, restricted cash and other financial investments, net, of $20.8 million, and shareholders' equity of $80.3 million, compared with $17.6 million, and $67.4 million, respectively, as of June 30, 2013.

Amir Philips, Chief Executive Officer of Optibase commented on the second quarter results; "While our gross income remained stable with a slight growth over recent quarters, we have experienced a slight increase in operating expenses attributed mainly to depreciation and maintenance expenses in our various properties. At the same time, we have experienced an increase in our general and administrative expenses which mainly are considered as non-recurring expenses. Given the aforementioned, our net income has decreased compared to the previous quarter, as well as the second quarter of 2013". Amir concluded "We continue to look for attractive real estate investment opportunities in what is proving to be an increasing challenging business environment”.

About Optibase

Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

OPTIBASE REPORTS/2

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2014

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2014	2013	2014	2013
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	7,137	6,838	3,591	3,404
Cost and expenses:
Cost of real estate operation	1,394	1,064	691	559
Real estate depreciation and amortization	2,014	1,597	974	819
General and administrative	1,229	784	760	397
Total cost and expenses	4,637	3,445	2,425	1,775
Operating income	2,500	3,393	1,166	1,629

Equity share in (losses) earnings of associates, net	(75)	(45)	(29)	43
Other Income	204	193	95	95
Financial expenses, net	(565)	(346)	(254)	(18)

Income before taxes on income	2,064	3,195	978	1,749
Taxes on income	(701)	(1,044)	(339)	(496)

Net income	1,363	2,151	639	1,253

Net income attributable to non-controlling interests	990	1,253	480	634
Net income attributable to Optibase LTD	373	898	159	619

Net income per share :
Basic and Diluted	$0.07	$0.23	$0.03	$0.16

Number of shares used in computing Earnings per share
Basic	5,126	3,822	5,127	3,821
Diluted	5,131	3,824	5,130	3,822

Amounts in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	June 30, 2014	December 31, 2013
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	20,839	18,811
Restricted cash	-	144
Trade receivables	650	279
Other accounts receivables and prepaid expenses	259	138
Total assets attributed to discontinued operations	-	675
Total current assets	21,748	20,047

Long term deposit	60	61
Investments in companies and associates	7,663	7,738
Long term investments	7,723	7,799

Real Estate Property, net	208,477	209,761
Other assets, net	863	1,141
Total property equipment and other assets	209,340	210,902

Total assets	238,811	238,748

Liabilities and shareholders' equity
Current Liabilities:

Current maturities of long term loans	2,670	2,669
Accounts payable and accrued expenses	5,650	5,131
Total liabilities attributed to discontinued operations	2,153	2,135
Total current liabilities	10,473	9,935

Long term liabilities:
Deferred tax liabilities	15,811	15,815
Land lease liability, net	7,316	7,374
Other long term liabilities	1,120	1,628
Long term loans, net of current maturities	123,741	125,072
Total long term liabilities	147,988	149,889

Total shareholders’ equity of Optibase Ltd	57,495	57,063
Non-controlling interests	22,855	21,861
Total shareholders' equity	80,350	78,924

Total liabilities and shareholders’ equity	238,811	238,748

Amounts in thousands